Filed Pursuant to Rule 424(b)(3)

Registration No. 333-177112

Supplement dated December 21, 2012

to Prospectus Supplement dated December 16, 2011

to Prospectus dated September 30, 2011

The following information supplements and amends the Prospectus Supplement dated December 16, 2011 to Prospectus dated September 30, 2011 of Prologis, Inc. relating to the offer and sale from time to time by the selling stockholders named therein of Prologis’ shares of common stock, $0.01 par value per share. This supplement should be read in conjunction with the Prospectus Supplement dated December 16, 2011 and Prospectus dated September 30, 2011.

In order to update the information contained in the section entitled “Selling Stockholders — Resale Only” to reflect the transfer of (1) 12,045 partnership units in Prologis Limited Partnership I (which are redeemable for 5,376 shares of common stock) by The Lyons Family Trust (CP) to The University of California, Berkeley Foundation and (2) 2,543 partnership units in Prologis Limited Partnership I (which are redeemable for 1,135 shares of common stock) by The Ned Kirby Anderson and Rebecca Jane Anderson Trust to The University of California, Berkeley Foundation, the following supplements the information present in that section in the Prospectus Supplement dated December 16, 2011 with respect to The Lyons Family Trust (CP) and The Ned Kirby Anderson and Rebecca Jane Anderson Trust and adds The University of California Berkeley Foundation as a selling stockholder with respect to the 14,588 partnership units transferred to it (which are redeemable for 6,511 shares of common stock).

We are registering the resale only (and not the issuance) of shares of the common stock listed below that are issuable upon redemption of partnership units in Prologis Limited Partnership I. These units are held by the selling stockholders listed in the table below. The selling stockholders named below and their permitted transferees, pledgees, donees or other successors may from time to time offer the shares of common stock offered by this prospectus supplement:

Selling Stockholder	Maximum Number of Shares of Common Stock Issuable in the Exchange or Redemption, as applicable, of Partnership Units and Available for Resale (1)
The Lyons Family Trust (CP)(2)	73,351
The Ned Kirby Anderson and Rebecca Jane Anderson Trust	59,630
University of California, Berkeley Foundation	6,511

(1)	Takes into account the exchange ratio of 0.4464 shares of common stock, par value $0.01 per share, of Prologis, Inc. for each Trust common share in relation to the series of transactions completed on June 3, 2011 pursuant to the terms of the Agreement and Plan of Merger, dated as of January 30, 2011, and amended as of March 9, 2011, by and among AMB Property Corporation, a Maryland corporation, now known as Prologis, Inc., the Operating Partnership, the Trust and certain other parties named therein, that resulted in the combined company named Prologis, Inc.
(2)	Irving F. Lyons, III, a director of Prologis, Inc., is the trustee and a beneficiary of The Lyons Family Trust (CP).

We are party to registration rights agreements with The Lyons Family Trust (CP) and The Lyons Family Trust, which requires us to register the resale of the shares of common stock identified in this prospectus supplement. Pursuant to the registration rights agreement, we have agreed to indemnify the selling stockholders against liabilities in connection with the resale of their shares of common stock, including liabilities arising under the Securities Act of 1933. Additionally, we will pay all of the fees and expenses of registering the shares of common stocker offered in this prospectus supplement and in connection with any other prospectus supplement subsequently filed as referenced in “Plan of Distribution” contained in the Prospectus Supplement dated December 16, 2011.